FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated December 5, 2014.

TRANSLATION

Autonomous City of Buenos Aires, December 5, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Relevant Information – Development of unconventional hydrocarbons in the Neuquén province: La Amarga Chica and Bajada de Añelo areas.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
In that connection, please be advised that YPF S.A. and its subsidiary YSUR ENERGIA ARGENTINA S.R.L., previously known as APACHE ENERGIA ARGENTINA S.R.L. (“YPF”), the Province of Neuquén and Gas y Petroleo del Neuquen S.A. have signed a Memorandum of Investment Agreement (the “Investment Agreement”) whereby under Laws No. 17,319, 24,145, 26,197, 26,741 and 27,007 and applicable national and provincial legislation, the parties have agreed, subject to the prior approval of the Provincial Executive Branch and the Provincial Legislature, to convert the Joint Venture contracts and their respective Joint Operating Agreements relating to La Amarga Chica (“LAC”) and Bajada de Añelo (“BDA”) areas into Unconventional Hydrocarbon Extraction Concession Agreements under the terms of Articles 27 and 35(b) of Law 17,319 (as amended by Law 27,007).

As part of the conversion of such contracts into Unconventional Hydrocarbon Extraction Concession Agreements, YPF will make a cash payment to the Province of Neuquén and will assign all (100%) of its interests in the following areas: i) Puesto Cortadera, ii) Loma Negra NI; iii) Cutral Co Sur; iv) Neuquén del Medio; v) Collon Cura Bloque I; and vi) Bajo Baguales, which together represent a production of 3,900 boe, or about 0.7% of YPF’s total production.

Under the Investment Agreement, the conditions for carrying out the pilot projects on the new LAC and BDA concessions are set forth, with a term of 36 and 42 months, respectively, as of the effective date thereof, as required by Article 35 subsection b of Law 17,319, following the modifications introduced by Law 27,007.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 9, 2014	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer